UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                October 12, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES PER.C6(R) COMMERCIAL LICENSING AGREEMENT WITH ADIMMUNE
CORPORATION

LEIDEN, THE NETHERLANDS, OCTOBER 11, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) announced today that it has signed a non-exclusive PER.C6(R) commercial license agreement with the Taiwan-based vaccine company ADImmune Corporation.

ADImmune intends to use the PER.C6(R) cell line technology to develop and commercialize a vaccine against Japanese encephalitis virus in Taiwan and China.

Under the terms of the agreement, ADImmune will pay a license issuance fee, annual maintenance fees and royalties on future product sales. Further financial details were not disclosed.

ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.

ABOUT ADIMMUNE

ADImmune Corporation is a biopharmaceutical company with demonstrated expertise in vaccine product development and manufacturing, and is the only privately owned human-use vaccine manufacturer in Taiwan. The company's current vaccine products including tetanus toxoid products, Japanese encephalitis vaccine, and influenza vaccine are provided to the government, hospitals, and clinics of Taiwan's domestic market with significant market share. The company is also conducting research and development in recombinant protein drugs and gene products to provide better medicines to patients. The recent success in the company's self-developed serum-free and animal source-free media and cell culture technology platform provide the company with further strength in becoming a major biopharmaceutical player in the Asia-Pacific region. ADImmune is headquartered in Taichung, Taiwan, R.O.C. For more information, visit the company's website at http://www.adimmune.com.tw.

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


For further information please contact:





Crucell N.V.                                                     For Crucell in the US:
Paul Vermeij                                                     Redington, Inc.
Director Investor Relations and Corporate Communications         Thomas Redington
Tel. +31-(0)71-524 8718                                          Tel. +1 212-926-1733
p.vermeij@crucell.com                                            tredington@redingtoninc.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    October 12, 2006                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer